Jon C. Avina

+1 650 843 5307

javina@cooley.com

March 17, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alyssa Wall

Erin Jaskot

Suying Li

Theresa Brillant

Re:	Maplebear Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted September 26, 2022

CIK No. 0001579091

Ladies and Gentlemen:

On behalf of Maplebear Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 7, 2022 with respect to Amendment No. 3 to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on September 26, 2022. The Company is concurrently and confidentially submitting a revised Draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Amendment No. 3 to Draft Registration Statement on Form S-1

Use of Proceeds, page 84

1.

We note your amended disclosure in response to comment 2. Currently, you state that you intend to satisfy “all or a portion of the anticipated tax withholding and remittance obligations related to the settlement of certain outstanding RSUs...” Please amend your disclosure to indicate whether you intend to use the proceeds to satisfy all of those obligations. If you intend to use the proceeds to cover only a portion of the obligations, disclose the approximate amount of net proceeds that will be used for that purpose.

The Company has revised the disclosure on page 85 of the Amended Draft Registration Statement to address the Staff’s comment.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

March 17, 2023

Page Two

Business, page 161

2.

We note the testimonials beginning on page 172. Please confirm that you have received consents to the inclusion of the quotes included in this section. In addition, please disclose whether any of these individuals were compensated for their testimonials.

The Company respectfully advises the Staff that it has received consents to the inclusion of the quotes included in this section of the Amended Draft Registration Statement and further advises the Staff that none of the quoted individuals were compensated for their testimonials.

*                *                 *

Please contact me at (650) 843-5307, Jonie Kondracki at (415) 693-2174, or Milson Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Fidji Simo, Maplebear Inc.

Morgan Fong, Maplebear Inc.

Bradley Libuit, Maplebear Inc.

Hyun Jee Son, Maplebear Inc.

Rachel Proffitt, Cooley LLP

Jonie Kondracki, Cooley LLP

Milson Yu, Cooley LLP

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com